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                              September 6, 2023

       James Kehoe
       Chief Financial Officer
       Fidelity National Information Services, Inc.
       347 Riverside Avenue
       Jacksonville, FL 32202

                                                        Re: Fidelity National
Information Services, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 27,
2023
                                                            File No. 001-16427

       Dear James Kehoe:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       General

   1. We note that you provided more expansive disclosure in your Global Sustainability
                                                        Report than you
provided in your SEC filings. Please advise us what consideration you gave to providing the
same type of climate-related disclosure in your SEC filings as you provided in your Global
Sustainability Report.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       31

   2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such
as the following:
                                                            decreased demand
for goods or services that produce significant greenhouse gas emissions or are
related to carbon-based energy sources;
                                                            increased demand
for goods that result in lower emissions than competing products;
 James Kehoe
Fidelity National Information Services, Inc.
September 6, 2023
Page 2
                increased competition to develop innovative new products that result in lower emissions;
                increased demand for generation and transmission of energy from alternative energy sources; and
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
3. Discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
             severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
             any weather-related impacts on the cost or availability of insurance.
         Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.
4. We note you disclose in your Global Sustainability Report that you purchased and retired carbon credits in the amounts 7,200, 4,363, 0, and 0 scope metric tonnes CO2 for the years ended December 31, 2022, 2021, 2020, and 2019 respectively. Please tell us how you considered providing disclosure about the purchase of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Please also discuss any purchase or sale of carbon credits or offsets in future periods and ensure you provide quantitative information with your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.



FirstName LastNameJames Kehoe                           Sincerely,
Comapany NameFidelity National Information Services, Inc.
                                                        Division of Corporation
Finance
September 6, 2023 Page 2                                Office of Energy &
Transportation
FirstName LastName